UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 28, 2010

Commission File Number 1-32186

___________________

YM BioSciences Inc.

(Translation of registrant's name into English)

Suite 400, Building 11

5045 Orbitor Drive

Mississauga, Ontario

Canada L4W 4Y4

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By: /s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration

Date: January 28, 2010

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EXHIBIT INDEX

Exhibit	Description

99.1	Letter dated October 29, 2009
99.2	Letter to Shareholders dated September 25, 2009
99.3	Voting Results from November 20, 2008 Annual General Meeting

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EXHIBIT 99.1

Mr Bob Watson
Chairman
Cytopia Limited
576 Swan Street
Richmond, Victoria
AUSTRALIA

29 October 2009

Dear Mr Watson

Side Letter Deed: Amendment to Implementation Agreement

Pursuant to this letter deed, YM BioSciences Inc (**YM**) and Cytopia Limited (**Cytopia**) agree that:

(a) the Implementation Agreement dated 5 October 2009 is amended by:

- inserting in clause 1.2 Definitions:

  '**Share Sale Deed**: the document so entitled dated on or about the date of this agreement between YM, Cytopia, Dr Wilks and Pyxis Pty Ltd as amended from time to time.'; and

  '**Option Offer**: the YM offers to Cytopia option holders dated on or around 23 October 2009'; and

- inserting a new clause 6.2(m):

  '**share issue**: despite any other provision in this Agreement:

  (1) the minimum number of shares that YM may be required to issue in aggregate under the Share Scheme and the Share Sale Deed is 5,674,032;

  (2) the maximum number of shares that YM may be required to issue in aggregate under the Share Scheme and the Share Sale Deed is capped at 14,550,542;

  (3) to the extent necessary to comply with clause 6.2(m)(2), the consideration for the various securities being acquired under the Share Scheme and Share Sale Deed will be reduced pro-rata; and

  (4) to the extent necessary to comply with clause 6.2(m)(1), the consideration for the various securities being acquired under the Share Scheme and Share Sale Deed will be increased pro-rata.';

- in clause 6.4(d)(5) inserting the words 'and the expiry date' after the word 'date';

- inserting a new clause 6.2(n):

  '**option issue**: despite any other provision in this Agreement:

Doc 3047192.10

(1) the maximum number of YM Options that YM may be required to issue in aggregate under the Option Offer or Option Scheme (as applicable) and the Share Sale Deed is capped at 1,530,203; and

(2) to the extent necessary to comply with clause 6.2 (n)(1), the consideration for the various securities being acquired or cancelled under the Option Offer or Option Scheme (as applicable) and Share Sale Deed will be reduced pro-rata.'

- deleting clause 6.8(b)(1) in its entirety and replacing with a new clause 6.8(b)(1):

  'the Cytopia Board determines in good faith (after receiving legal advice from its external legal advisors) that, by virtue of their fiduciary duties, they are required to change, withdraw or modify their recommendation;'

(b) the Scheme of arrangement (Share Scheme) is amended by inserting:

- in clause 1.1 Definitions:

  '**Share Sale Deed:** the document so entitled dated on or about the date of this agreement between YM, Cytopia, Dr Wilks and Pyxis Pty Ltd.'

- inserting a new clause 5.4(c):

  '**share issue**: despite any other provision in these documents:

(1) the minimum number of shares that YM may be required to issue in aggregate under this Scheme and the Share Sale Deed is 5,674,032;

(2) the maximum number of shares that YM may be required to issue in aggregate under this Scheme and the Share Sale Deed is capped at 14,550,542;

(3) to the extent necessary to comply with clause 5.4(c)(2), the consideration for the various securities being acquired or cancelled under this Scheme and the Share Sale Deed will be reduced pro-rata; and

(4) to the extent necessary to comply with clause 5.4(c)(1), the consideration for the various securities being acquired or cancelled under this Scheme and the Share Sale Deed will be increased pro-rata.'; and

(c) the Scheme of arrangement (Option Scheme) is amended by inserting:

- in clause 1.1 Definitions:

  '**Share Sale Deed:** the document so entitled dated on or about the date of this agreement between YM, Cytopia, Dr Wilks and Pyxis Pty Ltd.';

- in clause 5.2(a)(5) inserting the words 'and the expiry date' after the word 'date'; and

- inserting a new clause 5.2(c)

  '**option issue**: despite any other provision in these documents:

(1) the maximum number of YM Options that YM may be required to issue in aggregate under this Scheme and the Share Sale Deed is capped at 1,530,203; and

3047192 page 2

(2) to the extent necessary to comply with clause 5.2(c)(1), the consideration for the various securities being acquired or cancelled under this Scheme and the Share Sale Deed will be reduced pro-rata.'

This side letter is governed by the laws of Victoria, Australia.

Terms not defined in this agreement have the meaning given to them in the Implementation Agreement.

Yours sincerely

Please confirm your agreement to this by signing below,

Executed as a Deed

David Allan
Chairman and CEO
YM BioSciences Inc.

We confirm that we agree to the terms of this letter deed.

Signed, sealed and delivered for **Cytopia Limited** by:

Director

Name: ANDREW MACDONALD

1 NOVEMBER 2009

Director/Secretary

Name: GEOFFREY VAUGHAN

1 November 2009

3047192

page 3

EXHIBIT 99.2

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2009 Fourth Quarter and Year End, ended June 30th, 2009

Dear Shareholders,

Just weeks ago we received clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any cancer indication beyond the Phase II pediatric glioma trial we have ongoing in ten sites in the US as well as in Canada and Israel. We and our licensees in Europe, Japan, Singapore and South Korea currently have a combined total of 11 Phase II and III trials underway and as a consequence of this license we have requested clearance from the US FDA to expand some of these trials to include US sites as well. In particular, I would like to thank US Senate Committee on Foreign Relations Chairman Senator John Kerry (D-MA), Western Hemisphere Subcommittee Chairman Senator Chris Dodd (D-CT) and Senate Committee on Foreign Relations Ranking Member Senator Richard Lugar (R-IN) for their extensive support of our application.

Obtaining this clearance is a transformative event for nimotuzumab and highlights the significant efforts made by YM staff in fiscal 2009 to advance our lead drug in an aligned effort with our licensees. While nimotuzumab is now approved for marketing in 21 countries, and well advanced clinically in numerous other regions, accessing US patients is valuable to YM's strategy for the drug. Data on nimotuzumab's mechanistic difference and further efficacy results presented this year at AACR and ASCO, the leading peer-reviewed oncology venues, have gone some distance to persuade the scientific and medical community that our drug has, indeed, the prospect of offering a density-selective mode of action, targeting tumor cells while avoiding normal tissues, challenging the current, prevalent tenet for the class of EGFR inhibitors that toxicity cannot be dissociated from efficacy. With the encouraging data presented at ASCO 2009 describing an efficacy profile for nimotuzumab that compares favorably with historical data presented for Erbitux® in a similar setting, but without the latter's associated toxicities, we believe once a broader group of key US oncologists gain experience investigating nimotuzumab in their patients, the benefits of our drug and its potential for best-in-class status will be more fully appreciated by this community as well as by potential partners and investors.

Our first priority is to discuss our IND submissions with the FDA to include US patients in our randomized, double-blind Phase II trial of nimotuzumab in non-small-cell lung cancer (NSCLC) patients ineligible for radical chemotherapy and a parallel Phase II trial we are conducting in patients with brain metastases from NSCLC, both of which YM initiated during the 2009 fiscal year. Our development plans may also include extending one of the Phase III trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the adjuvant setting in head and neck cancer. This trial is being conducted by the National Cancer Centre of Singapore and supported by our licensee, Innogene Kalbiotech Ltd., which is also conducting ongoing Phase II trials in locally-advanced head and neck cancer and cervical cancer.

Other ongoing Phase III trials for nimotuzumab include a randomized study in adult glioma patients, a single-arm Phase III in first-line pediatric glioma and a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer being conducted by our licensee in Europe, Oncoscience AG. Two of these trials may report results in the first half of calendar 2010. In addition, our licensee for nimotuzumab in Japan, Daiichi-Sankyo Co., Ltd., is completing two Phase II trials that should also report results in calendar 2010 that will inform subsequent pivotal trial designs. The first of these trials is an 80-patient Phase II randomized, open-label trial

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evaluating nimotuzumab in advanced or recurrent gastric cancer, being conducted jointly by Daiichi and our licensee in Korea, Kuhnil Pharmaceutical Co., reflecting the cooperative strategic approach of YM and its licensees to the global development of nimotuzumab. Daiichi also recently commenced enrollment of a Phase II trial evaluating nimotuzumab in combination with radiation therapy/cisplatin/vinorelbine in first-line, curative-intent patients with Stage III non-small-cell lung cancer (NSCLC).

In parallel with our clinical activities we continue to seek a further extension of our license from the US Treasury Department to make nimotuzumab available to US patients both in expanded clinical trials and commercially, should we obtain marketing approval from the FDA. Licenses with commercialization rights have been previously granted to two companies seeking to market Cuban-origin therapeutics in the US and we are referencing these experiences in our own efforts. Obtaining this license would be a compelling event for potential industry partners who would help broaden access to nimotuzumab for US patients in trials. Also, discussions would be further strengthened by the prospect of positive randomized data coming available in calendar 2010 positioning nimotuzumab as potentially the best-in-class offering in the EGFR drug class.

YM's business is to be a development company, using our expertise to identify and advance cancer-related products at various stages of clinical advancement. In keeping with this fundamental strategy, in addition to advancing nimotuzumab, and seeking partners to embark on a phase III program for AeroLEF®, YM constantly reviews and considers the acquisition of additional molecules for development as a normal course of its business. These molecules may be licensed or companies owning molecules and their intellectual property may be acquired. YM has made two corporate acquisitions in the past four years consistent with this corporate strategy.

As we launch into fiscal 2010, I look forward to the times ahead for our Company - the clinical programs we have going today are expected to yield volumes of data in the current fiscal year. On behalf of the Board and Management of YM, we thank you for your support.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: September 25th , 2009

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EXHIBIT 99.3

YM BIOSCIENCES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOVEMBER 20, 2008

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders approved the election of David G.P. Allan to serve on the Corporation's Board of Directors.

Resolution #2:

On a show of hands, the Chairman declared that the shareholders approved the election of Thomas I.A. Allen to serve on the Corporation's Board of Directors.

Resolution #3:

On a show of hands, the Chairman declared that the shareholders approved the election of Mark Entwistle to serve on the Corporation's Board of Directors.

Resolution #4:

On a show of hands, the Chairman declared that the shareholders approved the election of Henry Friesen to serve on the Corporation's Board of Directors.

Resolution #5:

On a show of hands, the Chairman declared that the shareholders approved the election of Philip Frost to serve on the Corporation's Board of Directors.

Resolution #6:

On a show of hands, the Chairman declared that the shareholders approved the election of Francois Thomas to serve on the Corporation's Board of Directors.

Resolution #7:

On a show of hands, the Chairman declared that the shareholders approved the election of Gilbert Wenzel to serve on the Corporation's Board of Directors.